UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of February 21, 2018

TENARIS, S.A.
(Translation of registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [ X ]  Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]  No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release announcing 2017 Fourth Quarter and Annual Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENARIS, S.A.

Date: February 22, 2018	/s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Announces 2017 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

LUXEMBOURG, Feb. 21, 2018 (GLOBE NEWSWIRE) -- Tenaris S.A. (NYSE:TS) (BAE:TS) (BMV:TS) (MILAN:TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2017 with comparison to its results for the fourth quarter and year ended December 31, 2016.

Summary of 2017 Fourth Quarter Results

(Comparison with third quarter of 2017 and fourth quarter of 2016)

	4Q 2017	3Q 2017		4Q 2016
Net sales ($ million)	1,589	1,303	22%	1,046	52%
Operating income ($ million)	168	79	113%	6	2,788%
Net income ($ million)	162	95	70%	24	563%
Shareholders’ net income ($ million)	160	105	53%	34	374%
Earnings per ADS ($)	0.27	0.18	53%	0.06	374%
Earnings per share ($)	0.14	0.09	53%	0.03	374%
EBITDA ($ million)	319	225	42%	172	85%
EBITDA margin (% of net sales)	20.1%	17.3%		16.5%

Sales rose strongly quarter on quarter as we saw higher demand from Rig Direct® customers in USA and Canada, increasing investment in the Vaca Muerta shale play in Argentina, a ramp up in deliveries for East Mediterranean pipelines, higher OCTG sales to national oil companies (NOC) in the Middle East and strengthening demand for mechanical products in Europe. Earnings per share, operating income and EBITDA margins all rose on higher absorption of fixed costs.

During the quarter, we had an increase of working capital of $274 million with a further inventory build of $163 million in anticipation of higher shipments in the forthcoming quarter and higher trade receivables associated with a higher level of sales. Net cash flow used in operations amounted to $13 million. After capital expenditures of $121 million and dividend payments of $153 million, our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) declined to $680 million at the end of the quarter.

Summary of 2017 Annual Results

	12M 2017	12M 2016	Increase/(Decrease)
Net sales ($ million)	5,289	4,294	23%
Operating income (loss) ($ million)	335	(59)	667%
Net income ($ million)	536	59	813%
Shareholders’ net income ($ million)	545	55	885%
Earnings per ADS ($)	0.92	0.09	885%
Earnings per share ($)	0.46	0.05	885%
EBITDA ($ million)	943	598	58%
EBITDA margin (% of net sales)	17.8%	13.9%

In 2017, our net sales rose steadily through the year, rising 23% compared to 2016, with the fourth quarter up 52% compared to the fourth quarter of 2016. While sales rose strongly during the year to Rig Direct® customers in USA, Canada, Colombia and Thailand as well as in Saudi Arabia, there were significant declines in sales of line pipe in Brazil, shipments of OCTG to other NOC customers in the Middle East and sales for offshore projects in sub-Saharan Africa.

EBITDA rose 58% year on year, with margins recovering on higher volumes and better absorption of fixed costs. Shareholders net income rose strongly to $545 million, benefitting from higher operating income, a good return on our investment in Ternium, a tax benefit due to the reduction in tax rates in Argentina and the United States, and a gain on the sale of our Republic Conduit business at the beginning of the year.

Our net cash position declined during the year to $680 million at December 31, 2017, compared to $1.4 billion at December 31, 2016, as we completed construction of our Bay City mill, built up working capital to support our growth in sales and maintained dividend payments.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid in November 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date on May 21, 2018 and record date on May 22, 2018.

Market Background and Outlook

As we enter 2018, shale drilling activity in the USA and Canada, which had fallen slightly in the fourth quarter of 2017, has resumed growth. In the rest of the world, more projects are moving forward and conditions in markets like the Middle East and the North Sea have been improving but any recovery in 2018 will be gradual. In Latin America, drilling activity in Colombia and in the Vaca Muerta shale play in Argentina has been picking up. In Mexico, however, despite further positive results of the energy reform program, a significant recovery in activity remains unlikely this year.

Growth in global OCTG demand, following a 40% increase in 2017, will be more modest in 2018 and concentrated in the major markets of USA, China, Russia and the Middle East.

We expect our sales in 2018 to show good growth in most regions and product lines compared to 2017, with strong year on year growth in each quarter. Sales in the first quarter will be boosted by an exceptional level of shipments for East Mediterranean pipelines and high sales in Canada in the peak drilling season. Raw material costs have risen significantly in the last few months and we expect that there will be a compensating increase in prices as demand gradually increases. For the first quarter, our EBITDA margin should remain close to that for the fourth quarter of 2017.

At this time, there is considerable uncertainty surrounding the possible outcome, if any, of an eventual Section 232 ruling by the US government to impose tariffs or quotas on the import into the USA of steel products including pipe and tube. The US Department of Commerce has recommended that the President take such an action and outlined a number of approaches that such action could take. With the continuing uncertainty about the likely outcome of such action, we do not yet have sufficient elements to evaluate its possible impact on our operations or results.

Analysis of 2017 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	4Q 2017	3Q 2017		4Q 2016
Seamless	593	527	13%	458	29%
Welded	171	120	43%	67	154%
Total	764	647	18%	526	45%

Tubes	4Q 2017	3Q 2017		4Q 2016
(Net sales - $ million)
North America	707	633	12%	336	110%
South America	296	256	16%	212	40%
Europe	133	117	13%	122	9%
Middle East & Africa	290	170	71%	275	5%
Asia Pacific	51	51	0%	38	35%
Total net sales ($ million)	1,478	1,228	20%	983	50%
Operating income ($ million)	150	66	127%	5	2,894%
Operating margin (% of sales)	10.1%	5.4%		0.5%

Net sales of tubular products and services increased 20% sequentially and 50% year on year. Sequentially, the increase in sales in North America, reflects higher sales of OCTG products, line pipe and oil tools to shale producers in the United States and Canada. In South America, sales increased due to higher sales of line pipe in Argentina and increased sales of OCTG products in Colombia. In Europe we had higher sales of industrial products, line pipe for Hidrocarbon Process Industry (HPI) plants and OCTG products throughout the region. In the Middle East and Africa sales increased significantly as we started the ramp up in sales of offshore line pipe in the East Mediterranean and in sub-Saharan Africa, together with a partial recovery of OCTG sales in the Middle East. In Asia Pacific we had stable Rig Direct® sales in Thailand and low demand in the rest of the region.

Operating income from tubular products and services, amounted to $150 million in the fourth quarter of 2017, compared to $66 million in the previous quarter and $5 million in the fourth quarter of 2016. Sequentially, the increase in operating income is due to an increase in shipments that improved the utilization of production capacity and therefore the absorption of fixed costs, together with a reduction in selling, general and administrative expenses as a percentage of sales.

Others	4Q 2017	3Q 2017		4Q 2016
Net sales ($ million)	111	75	48%	63	77%
Operating income ($ million)	18	13	37%	1	2,533%
Operating income (% of sales)	16.5%	17.8%		1.1%

Net sales of other products and services increased 48% sequentially and 77% year on year. The sequential increase in sales and operating income is mostly related to our sucker rods business and other energy related products.

Selling, general and administrative expenses, or SG&A, amounted to $344 million, 21.6% of net sales in the fourth quarter of 2017, compared to $305 million, 23.4% in the previous quarter and $280 million, 26.8% in the fourth quarter of 2016. Sequential SG&A increased 13% mostly due to higher selling expenses following an increase in revenues of 22% but decreased 180 basis points as a percentage of sales.

Financial results amounted to a gain of $4 million in the fourth quarter of 2017, compared to a loss of $7 million in the previous quarter and a gain of $23 million in the fourth quarter of 2016.

Equity in earnings of non-consolidated companies generated a gain of $26 million in the fourth quarter of 2017, compared to a gain of $25 million in the previous quarter and $15 million in the same period of 2016. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totaled $36 million in the fourth quarter of 2017. During the quarter, we recorded a gain of $61 million, due to the reduction in income tax rates in Argentina and the United States over deferred tax liabilities. A charge of $51 million was recorded mainly due to the Argentine and Mexican peso devaluation on the tax base used to calculate deferred taxes. Additionally, during the quarter we recorded an income tax charge of $19 million corresponding to a settlement agreement between Dalmine, our Italian subsidiary, and the Italian tax authorities in connection with all withholding tax claims on 2007 and 2008 dividend payments.

Results attributable to non-controlling interests amounted to gain of $2 million in the fourth quarter of 2017, compared to a loss of $10 million in the previous quarter and a loss of $9 million in the fourth quarter of 2016. During this quarter results include mainly gains from our pipe coating subsidiary in Nigeria.

Cash Flow and Liquidity of 2017 Fourth Quarter

Net cash used in operations during the fourth quarter of 2017 was $13 million, compared with uses of $2 million in the previous quarter and $79 million in the fourth quarter of 2016. Working capital increased by $274 million during the fourth quarter of 2017 mainly due to the increase in inventories and trade receivables associated with the increase in shipments and production.

Capital expenditures amounted to $121 million for the fourth quarter of 2017, compared to $143 million in the previous quarter and $158 million in the fourth quarter of 2016.

During the quarter, our net cash position declined by $294 million to $680 million at the end of the year, following the payment of an interim dividend of $153 million in November 2017.

Analysis of 2017 Annual Results

Tubes Sales volume (thousand metric tons)	12M 2017	12M 2016	Increase/(Decrease)
Seamless	2,157	1,635	32%
Welded	461	355	30%
Total	2,618	1,990	32%

Tubes	12M 2017	12M 2016	Increase/(Decrease)
(Net sales - $ million)
North America	2,362	1,265	87%
South America	982	1,032	(5%)
Europe	497	542	(8%)
Middle East & Africa	921	1,041	(11%)
Asia Pacific	204	136	50%
Total net sales ($ million)	4,966	4,015	24%
Operating income (loss) ($ million)	292	(71)	510%
Operating income (% of sales)	6%	(1.8%)

Net sales of tubular products and services increased 24% to $4,966 million in 2017, compared to $4,015 million in 2016, reflecting a 32% increase in volumes and a 6% decrease in average selling prices. Sales increased mainly due to a strong increase in demand in the United States and Canada, partially offset by lower sales in the rest of the world appart from Asia Pacific. In North America, our sales increased 87%, due to the recovery in shale drilling in the United States and Canada. In the rest of the world, recovery remained more elusive, appart from Asia Pacific due to higher Rig Direct® sales in Thailand

Operating result from tubular products and services, amounted to a gain of $292 million in 2017, compared to a loss of $71 million in 2016. The recovery in Tubes operating income reflects a better operating environment, where a 32% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs and a reduction in severance costs ($67 million in 2016 vs. $32 million in 2017). Additionally, SG&A expenses as a percentage of sales declined from 29.0% in 2016 to 24.8% in 2017.

Others	12M 2017	12M 2016	Increase/(Decrease)
Net sales ($ million)	323	278	16%
Operating income ($ million)	43	12	254%
Operating margin (% of sales)	13.2%	4.3%

Net sales of other products and services increased 16% to $323 million in 2017, compared to $278 million in 2016, mainly due to higher sales of energy related products e.g., sucker rods and coiled tubing and excess raw materials and energy.

Operating income from other products and services, increased from $12 million in 2016 to $43 million in 2017, mainly due to improved profitability from our coiled tubing business together with higher results from sales of excess raw materials and energy.

Selling, general and administrative expenses, or SG&A, increased by $73 million (6%) in 2017 from $1,197 million in 2016 to $1,270 million in 2017. However, SG&A expenses decreased as a percentage of net sales to 24.0% in 2017 compared to 27.9% in 2016, mainly due to the effect of fixed and semi fixed expenses on higher sales (e.g., depreciation and amortization and labor costs).

Financial results amounted to a loss of $23 million in 2017, compared to a gain of $22 million in 2016. The 2017 loss is mostly related to an FX charge corresponding to the Euro appreciation on Euro denominated intercompany liabilities, fully offset in the currency translation reserve in equity.

Equity in earnings of non-consolidated companies generated a gain of $116 million in 2017, compared to $72 million in 2016. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax for the year was positive amounting to $17 million. In 2017 we recorded a gain of $63 million due to the reduction in income tax rates in Argentina, the United States and Colombia over deferred tax liabilities. Additionally, during 2017 we recorded an income tax charge of $29 million corresponding to a settlement agreement between Dalmine, our Italian subsidiary, and the Italian tax authorities in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under such settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding.

Net income for the year amounted to $536 million in 2017, including a gain from discontinued operations of $92 million, compared with a gain in 2016 of $59 million, including a gain from discontinued operations of $41 million. Net income from continuing operations amounted to a gain of $445 million in 2017, which compares with a gain of $17 million in 2016. The improvement in results reflects a better operating environment, where a 32% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs, a reduction in severance costs ($74 million in 2016 vs. $34 million in 2017), a positive income tax of $17 million reflecting primarily the effect of the changes in income tax rates in Argentina and the United States on deferred tax positions, better results from our investment in associated companies (mainly Ternium) and a gain of $92 million from the sale of Republic Conduit.

Cash Flow and Liquidity of 2017

Cash flow used in operating activities amounted to $22 million during 2017 (including an increase in working capital of $855 million). Following dividend payments of $484 million during the year, and capital expenditures of $558 million, we maintained a positive net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $680 million at December 31, 2017, including the $328 million we collected from the sale of Republic Conduit.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 22, 2018, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730.0732 within North America or +1 530 379.4676 Internationally. The access number is “9286689”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12:00 pm ET on February 22 through 11:59 pm on March 3. To access the replay by phone, please dial +1 855 859.2056 or +1 404 537.3406 and enter passcode “9286689” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2017	2016	2017	2016
Continuing operations
Net sales	1,588,916	1,045,800	5,288,504	4,293,592
Cost of sales	(1,077,134)	(757,549)	(3,685,057)	(3,165,684)
Gross profit	511,782	288,251	1,603,447	1,127,908
Selling, general and administrative expenses	(343,730)	(280,452)	(1,270,016)	(1,196,929)
Other operating income (expenses) net	(23)	(1,979)	1,157	9,964
Operating income (loss)	168,029	5,820	334,588	(59,057)
Finance Income	11,843	7,871	47,605	66,204
Finance Cost	(8,613)	(6,298)	(27,072)	(22,329)
Other financial results	1,081	21,434	(43,550)	(21,921)
Income (loss) before equity in earnings of non-consolidated companies and income tax	172,340	28,827	311,571	(37,103)
Equity in earnings of non-consolidated companies	25,987	14,608	116,140	71,533
Income before income tax	198,327	43,435	427,711	34,430
Income tax	(36,159)	(26,809)	17,136	(17,102)
Income for continuing operations	162,168	16,626	444,847	17,328

Discontinued operations
Result for discontinued operations	-	7,852	91,542	41,411
Income for the year	162,168	24,478	536,389	58,739

Attributable to:
Owners of the parent	160,232	33,800	544,737	55,298
Non-controlling interests	1,936	(9,322)	(8,348)	3,441
	162,168	24,478	536,389	58,739

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2017		At December 31, 2016

ASSETS
Non-current assets
Property, plant and equipment, net	6,229,143		6,001,939
Intangible assets, net	1,660,859		1,862,827
Investments in non-consolidated companies	640,294		557,031
Available for sale assets	21,572		21,572
Other investments	128,335		249,719
Deferred tax assets	153,532		144,613
Receivables, net	183,329	9,017,064	197,003	9,034,704
Current assets
Inventories, net	2,368,304		1,563,889
Receivables and prepayments, net	143,929		124,715
Current tax assets	132,334		140,986
Trade receivables, net	1,214,060		954,685
Other investments	1,192,306		1,633,142
Cash and cash equivalents	330,221	5,381,154	399,737	4,817,154
Assets of disposal group classified as held for sale		-		151,417
Total assets		14,398,218		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent		11,482,185		11,287,417
Non-controlling interests		98,785		125,655
Total equity		11,580,970		11,413,072
LIABILITIES
Non-current liabilities
Borrowings	34,645		31,542
Deferred tax liabilities	457,970		550,657
Other liabilities	217,296		213,617
Provisions	36,438	746,349	63,257	859,073
Current liabilities
Borrowings	931,214		808,694
Current tax liabilities	102,405		101,197
Other liabilities	197,504		183,887
Provisions	32,330		22,756
Customer advances	56,707		39,668
Trade payables	750,739	2,070,899	556,834	1,713,036
Liabilities of disposal group classified as held for sale		-		18,094
Total liabilities		2,817,248		2,590,203
Total equity and liabilities		14,398,218		14,003,275

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2017	2016
Cash flows from operating activities
Income for the period	162,168	24,478	536,389	58,739
Adjustments for:
Depreciation and amortization	151,281	167,774	608,640	662,412
Income tax accruals less payments	(33,367)	(12,301)	(193,989)	(128,079)
Equity in earnings of non-consolidated companies	(25,987)	(14,608)	(116,140)	(71,533)
Interest accruals less payments, net	3,978	10,281	11,550	(2,567)
Changes in provisions	4,723	1,750	(17,245)	15,597
Income from the sale of Conduit business	-	-	(89,694)	-
Changes in working capital	(274,134)	(210,988)	(855,282)	348,199
Currency translation adjustment and Others	(1,561)	(45,207)	93,746	(19,203)
Net cash (used in) provided by operating activities	(12,899)	(78,821)	(22,025)	863,565
Cash flows from investing activities
Capital expenditures	(121,074)	(158,074)	(558,236)	(786,873)
Changes in advance to suppliers of property, plant and equipment	868	9,015	7,077	50,989
Proceeds from disposal of Conduit business	-	-	327,631	-
Investment in non-consolidated companies	-	-	-	(17,108)
Acquisition of subsidiaries	-	-	(10,418)	-
Investment in companies under cost method	-	-	(3,681)	-
Loan to non-consolidated companies	-	(6,996)	(7,056)	(42,394)
Proceeds from disposal of property, plant and equipment and intangible assets	1,045	1,377	5,443	23,609
Dividends received from non-consolidated companies	-	-	22,971	20,674
Changes in investments in securities	53,341	233,232	565,387	652,755
Net cash provided by (used in) investing activities	(65,820)	78,554	349,118	(98,348)
Cash flows from financing activities
Dividends paid	(153,470)	(153,470)	(484,020)	(507,631)
Dividends paid to non-controlling interest in subsidiaries	(4,800)	(778)	(24,000)	(29,089)
Acquisitions of non-controlling interests	(15)	(285)	(49)	(1,071)
Proceeds from borrowings	334,663	384,756	1,196,781	1,180,727
Repayments of borrowings	(201,459)	(294,332)	(1,090,129)	(1,295,560)
Net cash used in financing activities	(25,081)	(64,109)	(401,417)	(652,624)

(Decrease) increase in cash and cash equivalents	(103,800)	(64,376)	(74,324)	112,593
Movement in cash and cash equivalents
At the beginning of the period	434,778	468,123	398,580	286,198
Effect of exchange rate changes	(888)	(5,167)	5,834	(211)
(Decrease) increase in cash and cash equivalents	(103,800)	(64,376)	(74,324)	112,593
At December 31,	330,090	398,580	330,090	398,580

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2017	2016	2017	2016
Operating income	168,029	5,820	334,588	(59,057)
Depreciation and amortization	151,281	167,774	608,640	662,412
Depreciation and amortization from discontinued operations	-	(1,222)	-	(5,303)
EBITDA	319,310	172,372	943,228	598,052

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt  is calculated in the following manner:

Net cash/debt = Cash and cash equivalents + Other investments (Current)+ Fixed income investments held to maturity – Borrowings (Current and Non-current).

(all amounts in thousands of U.S. dollars)	At December 31,
	2017	2016
Cash and bank deposits	330,221	399,737
Other current investments	1,192,306	1,633,142
Fixed income investments held to maturity	123,498	248,049
Borrowings	(965,859)	(840,236)
Net cash / (debt)	680,166	1,440,692

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2017	2016	2017	2016
Net cash (used in) provided by operating activities	(12,899)	(78,821)	(22,025)	863,565
Capital expenditures	(121,074)	(158,074)	(558,236)	(786,873)
Free cash flow	(133,973)	(236,895)	(580,261)	76,692

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com